UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
□	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 For the transition period from to .

Commission File Number:  1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2007 and 2006, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof.  The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2007 and 2006

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets Held at End of Year	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 20, 2008

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

	2007	2006

Assets

Investments, at fair value (see Note 6)	$27,061,717	$24,692,149

Dividends receivable	8,129	8,118

Total assets	27,069,846	24,700,267

Liabilities

Excess contributions	56,625	-

Total liabilities	56,625	-

Net assets available for benefits	$27,013,221	$24,700,267

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2007	2006

Additions
Additions to net assets attributed to:
Interest	$27,128	$20,617
Dividends	1,131,187	830,579
Net appreciation in fair value of investments (see Note 6)	658,997	2,067,458
	1,817,312	2,918,654

Participant contributions	2,321,516	2,074,362
Rollover contributions	66,813	80,787
	2,388,329	2,155,149

Total additions	4,205,641	5,073,803

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,824,507	996,558
Other distributions	56,625	-
Administrative expenses	11,555	11,175

Total deductions	1,892,687	1,007,733

Net increase	2,312,954	4,066,070

Net assets available for benefits:
Beginning of year	24,700,267	20,634,197

End of year	$27,013,221	$24,700,267

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of Plan

The following description of the Ecology and Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002, the hours-of-service requirement was eliminated and employees age twenty-one (21) or older are immediately eligible to participate in the Plan during the month following their date of hire.  Contributions to the Plan were not permitted prior to July 1, 1994.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct his or her contributions in any combination of the 17 investment options and a brokerage account in at least 10 percent increments in each option selected.  Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions.

The Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company.  There were no Company contributions for the 2007 and 2006 plan years.

Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan documents.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested in the Company contributions after five years of credited service.  There is no partial vesting.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Participant loans
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund.  Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

Administration
The Plan is administered by the Company.  The Company has selected MFS to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee.

Administrative expenses are paid by the participants and the Company.  An asset-based fee is paid by the participants on an annual basis.  The amount is deducted from participant accounts, placed in a holding account, and then paid quarterly.  It is then merged with the MFS Fixed Fund.  Any remaining administrative expenses in excess of the amounts that are set aside by the Plan are paid by the Company.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investments and Related Transactions
The Plan's assets are invested in the common stock of Ecology and Environment, Inc. through a unitized stockfund, which includes a money market fund for liquidity purposes.  The Plan’s investments are stated at fair value as measured by quoted market prices in an active market or as determined in good faith by the Trustee, except as described in the following paragraph.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The Plan's interest in the collective trust is valued at fair value based on information requested by the investment advisor using audited financial information of the collective trust.  Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on the trade date.  Participant loans are valued at their outstanding balances, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Adoption of the FSP had an immaterial impact on net assets and changes in net assets available for benefits.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.	Tax Status

The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan.  The Plan is based upon a prototype plan designed by MFS Retirement Services, Inc. that received a favorable determination letter dated April 23, 2002.  The Plan has been amended since MFS received the determination letter.  However, the legal counsel has advised the Plan Administrator and the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore no provision for income taxes has been included in the Plan’s financial statements.

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

6.	Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31,

	2007		2006

MFS Value Fund A, 166,363 and 154,391 shares, respectively	$4,413,623		$4,133,052
DWS Equity 500 Index Fund S, 26,535 and 27,605 shares, respectively	4,367,348		4,387,585
Thornburg Core Growth Fund A, 219,422 and 214,886 shares, respectively	4,366,500		3,840,008
MFS Fixed Fund Institutional, 2,939,236 and 2,478,711 shares, respectively	2,939,236		2,478,711
MFS Core Growth Fund A, 93,231 and 97,414 shares, respectively	1,948,520		1,840,141
Allianceber International Value Fund A, 78,000 and 0 shares, respectively	1,729,267		0	*
Fidelity Low Priced Stock Fund, 39,920 and 111,946 shares, respectively	1,641,894		1,526,946
Templeton Foreign Fund, 0 and 111,946 shares, respectively	0	*	1,526,946
MFS Research Bond Fund, 0 and 122,989 shares, respectively	0	*	1,231,117

*Less than 5%, presented for comparative purposes.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

6.	Investments (continued)

The Plan's investments for the years ended December 31, 2007 and 2006 (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Mutual funds and pooled separate accounts	$624,303	$1,994,844

Ecology and Environment, Inc. Common Stock	34,694	72,614

	$658,997	$2,067,458

The Fixed Fund Institutional investment is held in a Guaranteed Interest Account (the GIA) held by SEI Trust Company (Trustee).  The underlying assets of the GIA include fully benefit-responsive investment contracts (the contracts).  The crediting interest rates on the contracts ranged from 4.88% to 4.84% at December 31, 2007 and 2006, respectively.

The GIA’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The average yield on the GIA earned by the Plan based on actual earnings was 5.60% and 5.50% at December 31, 2007 and 2006, respectively.  The average yield earned by the Plan based on interest rate credited to participants was 4.90% and 4.93% for December 31, 2007 and 2006, respectively.

7.	Transactions with Parties-in-Interest

As of December 31, 2007 and 2006, the Plan held certain securities issued by the Company as follows:

	December 31, 2007		December 31, 2006
	Number of Shares	Fair Value	Number of Shares	Fair Value

Ecology and Environment, Inc. Common Stock	45,158	$500,802	45,101	$491,601

Dividends on Ecology and Environment, Inc. Common Stock amounted to approximately $16,200 during the years ended December 31, 2007 and 2006.

Certain plan investments are shares of mutual funds and pooled separate accounts offered by MFS Retirement Services (MFS).  MFS is also recordkeeper of the Plan and custodian of all investments other than Company stock.

During the years ended December 31, 2007 and 2006, the Plan's investments with MFS (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $82,695 and $959,070, respectively.

Ecology and Environment, Inc.
401(k) Plan
EIN:  16-0971022
PLAN NUMBER:  003
Schedule H - line 4i - Schedule of Assets (Held at End of Year)

(a)	Shares	(b) Identity of Issuer Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	MFS Retirement Services, Inc.:

*	166,363	MFS	Value Fund A	**	$ 4,413,623
*	2,939,236	MFS	Fixed Fund Institutional	**	2,939,236
*	93,231	MFS	Core Growth Fund	**	1,948,520
*	132,645	MFS	Research Bond Fund A	**	1,311,858
*	40,481	MFS	Aggressive Growth Allocation Fund A	**	646,489
*	40,723	MFS	Total Return Fund A	**	620,624
*	23,366	MFS	Growth Allocation Fund A	**	351,422
*	14,049	MFS	Moderate Allocation Fund A	**	192,328
*	117,194	MFS	Money Market	**	117,194
*	3,063	MFS	Conservative Allocation Fund A	**	37,583
					12,578,877
	Other Investments:

	26,535	DWS	Equity 500 Index Fund	**	4,367,348
	219,422	Thornburg	Core Growth Fund	**	4,366,500
	78,000	Allianceber	International Value Fund A	**	1,729,267
	39,920	Fidelity	Low Priced Stock Fund	**	1,641,894
	812,131	-	Brokerage Access Account	**	812,131
*	22,976	Columbia	Acorn Fund	**	663,303
	45,158	Ecology and Environment, Inc.	Common Stock	**	500,802
*	4,907	Domini	Social Equity Fund	**	157,277
	-	Participant Loans	(5.00% - 9.50%)	-0-	244,318

					$ 27,061,717
*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 24, 2008	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member